

June 19, 2015

Abigail J. Murray, Esq.
Clough Funds Trust
1290 Broadway, Suite 1100
Denver, CO 80203

   Re: Clough Funds Trust
      File Nos. 333-204408, 811-23059

Dear Ms. Murray:

   On May 22, 2015, you filed a registration statement on Form N-1A on behalf of the Clough Funds Trust (the "<u>Fund</u>"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Fees and Expenses of the Fund (p. 3)

1. Given that shorting is a principal strategy of the Fund, confirm that short expenses (*i.e.*, dividends paid on stocks sold short) are included in the fee table.

2. Confirm that the fee waiver arrangement will be in place for at least one year from effectiveness of the Fund's registration statement.

3. Footnote 4 to the fees and expenses table states that "*[t]he Adviser is permitted to recover…expenses it has borne pursuant to the waiver arrangement described above to the extent that the Fund's expenses in later periods fall below the annual rates set forth in the relevant agreement*." Clarify that the Adviser's ability to recover waived expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitations that (1) were in effect at the time the expenses were waived, and (2) are in effect at the time of the repayment.

4. The last sentence in footnote 4 to the fee table states that "*[t]he Fund will not be obligated to pay any such deferred expenses more than three years after the end of the fiscal year in which the expense was deferred*." Consider striking "be obligated to pay" from this sentence. As written, the "will not be obligated" language suggests that the Fund could repay waived expenses more than three years after the year in which the expenses were waived. Also, revise "deferred" where it is used in this sentence to "waived."

Portfolio Turnover (p. 4)

5. The last sentence states that "*[t]here is no portfolio turnover history as of the date of this Prospectus*." Explain supplementally how this statement is not misleading, given that the Fund is the successor to an unregistered investment fund that does have portfolio turnover history.

Principal Investment Strategies of the Fund (p. 4)

6. Given that the term "global" is in the Fund's name, expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the U.S.

7. The last sentence of the first paragraph on p. 5 discloses the Fund's expected net exposure range. Consider explaining the significance of the Fund's expected net exposure range.

Principal Risks of the Fund (p. 5)

8. Disclose that loss of money is a risk of investing in the Fund. *See* Item 4(b)(1)(i) of Form N-1A.

Performance Information (p. 8)

9. We note that the Fund is the successor to an unregistered investment fund that was managed by the Fund's Adviser and reorganized into the Fund. Advise the Staff what financial information of the Fund and the Predecessor Fund will be included in this Registration Statement and whether this information will be audited or unaudited.

10. The third sentence states that "*[t]he Predecessor Fund had an investment objective and investment strategies that were, in all material respects, substantially identical to those of the Fund.*" Revise the phrase "investment objective and investment strategies" to include policies, restrictions and guidelines. Also modify the phrase "substantially identical" to "equivalent." *See* MassMutual Institutional Funds (pub. avail. Sep. 28, 1995).

11. Disclose that the Predecessor Fund was not subject to the same restrictions applicable to registered investment companies, and disclose the date that the Predecessor Fund transferred its assets to the Fund.

12. Provide the following information in correspondence:

    a. Describe the background of the Predecessor Fund, including when and why the Predecessor Fund was created.

    b. State whether the Adviser has managed any other unregistered funds or accounts that were materially equivalent to the Fund and state whether such funds or accounts were converted to registered companies. If the Adviser has managed other unregistered funds or accounts that were materially equivalent to the Fund and those funds or accounts were not converted to registered companies, explain why the Predecessor Fund was chosen to be registered.

    c. State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund.

    d. State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

    e. Confirm that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

    f. Confirm that when the performance information of the Predecessor Fund and Fund are reported, the Fund will include the disclosures required in Item 4(b)(2).

More on the Fund's Investments and Related Risks (p. 10)

13. On p. 13, the Fund discloses the risks of investing in emerging markets. Disclose the method by which the Fund determines whether a country is an emerging market. For example, one method could be an independent third party list such as FTSE, MSCI, or S&P emerging market lists.

14. On p. 14, under "Portfolio Turnover," the second sentence states that "*the Fund does not engage in active and frequent trading of securities as a principal investment strategy*…" However, p. 5 under "Principal Investment Strategies of the Fund" includes the statement that "*the Fund may engage in active and frequent trading of portfolio securities*," and a corresponding risk factor is included in the "Principal Risks of the Fund" section. Clarify whether the Fund engages in active and frequent trading of securities as a principal strategy.

15. On p. 15, under "Additional Strategies and Risks," the Fund discloses that it may "*generally invest in other types of domestic and foreign securities and use other investment strategies*." Disclose any additional strategies that the Fund intends to pursue and any attendant risks.

Sales Charge When you Purchase Class A or Class C Shares (p. 20)

16. In the breakpoint discount table for Class A Shares, include the sales charge as a percentage of the net amount invested. *See* Item 12(a)(1) of Form N-1A. Also explain that the term "offering price" includes the front end sales charge. *See* Instruction 1 to Item 12(a)(1) of Form N-1A.

Redemption Fees (p. 23)

17. The first bullet point indicates that the Fund may waive the short-term redemption fee for "*[r]edemptions due to small balance maintenance fees*," however no "small balance maintenance fee" is disclosed in the Prospectus. If the Fund charges a small balance maintenance fee, disclose any such fee in accordance with Instruction 2(d) to Item 3 of Form N-1A.

Clough Funds Trust Privacy Policy (p. 29)

18. The placeholder page for the Clough Funds Trust Privacy Policy states at the bottom that "*[t]his page is not part of the prospectus*." Delete the statement that it is not part of the prospectus.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui